Shearman & Sterling

Avocats au Barreau de Paris

114, Avenue des Champs - [redacted]

75008 Paris

33 01 53 89 70 00

Toque J006

Fax (33) 01 53 89 70 70

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02055125

September 30, 2002

SUPPL

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find a press release dated September 20, 2002, announcing AGF's cost and net of reinsurance to be less than 20 million euros following the floods in Southeastern France.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

dlw 10/3

PADOCS01/110102.5

PRESS RELEASE

Paris, Friday, 20 September 2002

Floods in Southeastern France:
AGF's cost, net of reinsurance, less than 20 million euros

The French insurance association FFSA *(Fédération Française des Sociétés d'Assurance)* currently estimates the total cost to the insurance industry of the floods in Southeastern France at 450 million euros.

For the AGF Group, the number of claims is expected to be close to 6,200, for a gross cost of approximately 60 million euros. As the French government has declared the floods to be a "natural disaster", the cost to AGF, net of reinsurance, should be less than 20 million euros.

Specifically, given the French government programme for natural disaster relief and the additional reinsurance treaties signed by the AGF Group, the net cost of non-automobile claims will be limited to 15 million euros, and the net cost of automobile claims should be less than 5 million euros.

AGF investor contacts:		AGF press contacts:	
Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr	Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Marc de Pontevès	33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr	Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr	Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr